Filed Pursuant to Rule 424(b)(5)
Registration No. 333-262122

Supplement to Prospectus Supplement dated March 30, 2022
(To the Prospectus dated January 21, 2022)

CROWN ELECTROKINETICS CORP.

Up to $13,032,014
COMMON STOCK

This prospectus supplement, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated March 30, 2022, which together with the accompanying prospectus dated January 21, 2022 contained in our Registration Statement on Form S-3 (Registration No. 333-262122), we refer to as the prospectus, relating to the issuance and sale of shares of common stock, par value $0.0001 per share, of Crown Electrokinetics Corp. (the “Company”, “we”, or “us”), from time to time through our sales agent, A.G.P./Alliance Global Partners (“A.G.P.” or the “Sales Agent”). These sales, if any, will be made pursuant to the terms of the Sales Agreement (the “Sales Agreement”), by and between the Company and the Sales Agent.

This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

We are filing this supplement to supplement and amend, as of September 13, 2024, the prospectus to increase the maximum aggregate offering price of our common stock that may be offered, issued and sold under the Sales Agreement. We may offer and sell shares of our common stock having a maximum aggregate offering price of up to $13,032,014 from time to to through the Sales Agent, acting as our sales agent or principal in accordance with the Sales Agreement. Through the date hereof, we have sold 163,595 shares of our common stock for gross proceeds of approximately $10,481,439 in accordance with the Sales Agreement. We are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement forms a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell up to an additional $2,550,575 of shares of our common stock pursuant to this prospectus supplement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement forms a part, we will file another prospectus supplement prior to making additional sales. This supplement supersedes and replaces in its entirety the supplement filed on September 26, 2023.

Our common stock is traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “CRKN”. On September 12, 2024, the closing sale price of our common stock on Nasdaq was $1.24 per share.

As of the date of this supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $23,629,344, which was calculated based upon 5,639,462 shares of our outstanding common stock held by non-affiliates at the per share price of $4.19 on July 16, 2024, which was the highest closing price of our common stock on the Nasdaq Capital Market within the last 60 days prior to the date of this filing. As of the date hereof, we have offered and sold $5,325,873 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of up to an additional $2,550,575 of shares of our common stock pursuant to this prospectus supplement from time to time through or to the Sales Agent.

Sales of shares of our common stock under the prospectus supplement, if any, may be made by any method deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

The Sales Agent will be entitled to compensation under the terms of the Sales Agreement at a commission rate equal to 3.0% of the gross sales price from sales of shares under this offering. We will use the net proceeds from any sales under the prospectus supplement as described under “Use of Proceeds” in the prospectus. The amount of proceeds we receive from sales of our common stock, if any, will depend on the number of shares actually sold and the offering price of such shares.

In connection with the sale of common stock on our behalf, the Sales Agent will be deemed to be an underwriter within the meaning of the Securities Act, and its compensation as the sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our securities involves a high degree of risk. You should read carefully and consider the information contained in and incorporated by reference under “Risk Factors” beginning on page S-7 of the prospectus supplement, and the risk factors contained in other documents incorporated by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, together with the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is September 13, 2024